UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-24749
EBANK FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)
2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339 (770-863-9225)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 280
     Pursuant to the requirements of the Securities Exchange Act of 1934, eBank Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 16, 2007	By:	/s/ James L. Box
James L. Box
President and Chief Executive Officer